UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 July 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

N      E      W      S                R      E      L      E      A      S      E

18 July 2013

THE BOARD OF CRH
ANNOUNCES THE APPOINTMENT OF ALBERT MANIFOLD
AS GROUP CHIEF EXECUTIVE DESIGNATE

Albert Manifold will assume the role of Group Chief Executive on 1 January 2014, following the retirement of the current Chief Executive, Myles Lee, after 32 years with the Group.

Albert, an accountant and MBA, is aged 50.  He has been a Board member and CRH Chief Operating Officer since January 2009.  Prior to joining CRH in 1998, he held the position of Chief Operating Officer with a private equity group.  He has held a variety of senior positions within CRH, including Managing Director of the Europe Materials Division and Group Development Director.  As CRH Chief Operating Officer, Albert has played a significant role in CRH's response to the challenging economic and trading conditions of recent years and in furthering CRH's development in emerging markets, particularly in Asia.

Commenting on the appointment, CRH Chairman Nicky Hartery said:

"I am delighted to announce Albert's appointment as the next Chief Executive of CRH plc. This follows a comprehensive selection process led by the Board's Succession Committee. Albert will succeed Myles in the New Year, facilitating an orderly transition at the Chief Executive level.  Albert brings to his new role a deep knowledge of the industry and proven international executive experience.  As Chief Executive, he will continue to develop and drive CRH's strategic agenda, to deliver sustainable long-term value for shareholders."

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland WEBSITE www.crh.com

CRH public limited company
(Registrant)

Date 18 July  2013

By:___/s/Maeve Carton___
M. Carton
Finance Director